UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

Electric Moto Corp New

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

28500R106

(CUSIP Number)

Paul Giarmoleo

5517-10 Nesconset Highway Suite 164

6313313234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4th, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 28500R106	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Golden Key LLC NORTH HUDSON LLC PAUL GIARMOLEO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
a. ☐ (Party is a member of an expressly affirmed group sharing beneficial interest in the shares)
b. ☒ (Party disclaims membership in a group or describes a relationship with other person(s) but does not affirm the existence of a group)

3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
a. ☐ Yes
b. ☒ No
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 7,250,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 7,250,000
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Amount not Disclosed in Row (2)
a. ☐ Yes
b. ☒ No
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.89%
14	TYPE OF REPORTING PERSON* NON AFFILIATE

*All Calculations are based upon outstanding shares of 73,264,000 as of 14 Feb 08.

CUSIP No. 28500R106	13D	Page 3 of 4 Pages

Item 1.

Security and Issuer.

This statement relates to the common stock, $0.0001 par value of Electric Moto Corp, Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is located at 3165 East Main St, Ashland, Oregon 97520

Item 2.

Identity and Background.

(a)  Name:

Golden Key LLC

(b)  Residence or Business Address:

5517-10 Nesconset Highway,

Mount Sinai, NY 11766

(c)  Present Principal Occupation or Employment:

Investor

(d)  Criminal Conviction(s) During Prior 5 Years:

[   ] Yes     [ X ] No

(e)  Court or Administrative Proceeding(s) During Prior 5 Years:

[   ] Yes     [ X ] No

(f)  Citizenship:

United States

Item 3.

Source and Amount of Funds or Other Consideration.

Not Applicable

Item 4.

Purpose of Transaction.

The securities were acquired for payment of ongoing consulting services to the issuer.

Item 5.

Interest in Securities of the Issuer.

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a)

As of the date hereof, Paul Giarmoleo was the sole beneficial owner of 7,250,000 shares of the Issuer’s common stock, or approximately 9.89% of the common stock outstanding,

(b)

The reporting person may be deemed to hold sole voting and dispositive power over the 7,250,000 shares of common stock owned by such person.

(C)

The following transaction in the securities of the Issuer have been effected by the reporting person:

(d)

Only the reporting person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the share of common stock of the Issuer by this statement.

(e)

Not Applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Paul Giarmoleo paid legal and accounting costs related to merger with Panther Mountain Water Park, Inc.

Item 7.

Material to be filed as Exhibits.

N/A

CUSIP No. 28500R106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2008

By:	/s/ Paul Giarmoleo
Paul Giarmoleo

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)